____________________________________________________________________________


                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                  _______________

                                     FORM 11-K

                                   ANNUAL REPORT


                          Pursuant to Section 15(d) of the
                          Securities Exchange Act of 1934


(Mark One)

{X} ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED) for the fiscal year ended December 31, 1993


                                       OR

{ } TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _________ to 5313 __________.

Commission file number 1-2578

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
                 OHIO EDISON SYSTEM SAVINGS PLAN

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  OHIO EDISON COMPANY
                                  76 SOUTH MAIN STREET
                                  AKRON, OH  44308

                                Required Information

         1. Financial statements with respect to the Ohio Edison System Savings Plan as of December 31, 1993 and 1992, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security
Act of 1974, as amended, together with report of independent public accountants.

                                     OHIO EDISON SYSTEM SAVINGS PLAN
                                     -------------------------------


                                REPORT ON AUDITS OF FINANCIAL STATEMENTS
                                ----------------------------------------
                                       AND SUPPLEMENTAL SCHEDULES
                                       --------------------------

                             FOR THE YEARS ENDED DECEMBER 31, 1993 AND 1992
                             ----------------------------------------------

                                OHIO EDISON SYSTEM SAVINGS PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                   --------------------------------------------------------

                                                                   PAGE


REPORT OF INDEPENDENT ACCOUNTANTS                                    2

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS AS OF
    DECEMBER 31, 1993 AND 1992                                      3-5

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
    FOR THE YEAR ENDED DECEMBER 31, 1993                            6-7

NOTES TO FINANCIAL STATEMENTS                                       8-13

SUPPLEMENTAL SCHEDULES:

ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AS OF
    DECEMBER 31, 1993                                                14

ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE YEAR
    ENDED DECEMBER 31, 1993                                          15
















ALL OTHER SCHEDULES ARE OMITTED SINCE THEY ARE NOT APPLICABLE OR ARE NOT REQUIRED BASED ON THE DISCLOSURE REQUIREMENTS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 AND APPLICABLE REGULATIONS ISSUED BY THE DEPARTMENT OF LABOR.

                                    REPORT OF INDEPENDENT ACCOUNTANTS
                                    ---------------------------------

To the Savings Plan Committee of the
   Ohio Edison System Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Ohio Edison System Savings Plan (the "Plan") as of
December 31, 1993 and 1992, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1993. These financial statements and the supplemental schedules referred to below are the responsibility of the Savings Plan Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Savings Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for plan benefits for the year ended December 31, 1993 in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions, as of and for the year ended December 31, 1993, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                  COOPERS & LYBRAND

Cleveland, Ohio
June 6, 1994

                                                                                     OHIO EDISON SYSTEM SAVINGS PLAN
                                                                                     -------------------------------
                                                                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                           ---------------------------------------------------
                                                                                         As of December 31, 1993
                                         COMPANY             CAPITAL                               ESOP
                                       COMMON STOCK        PRESERVATION        S&P 500          UNALLOCATED
                                           FUND                FUND           INDEX FUND           FUND
                                       ------------        ------------       -----------       ------------

        ASSETS
- ---------------------------------
CASH/CASH EQUIVALENTS                  $    16,989          $ 4,991,209       $         0       $ 11,451,125
COMPANY COMMON STOCK                    24,148,802                    0                 0        224,705,140
GUARANTEED INSURANCE CONTRACTS                   0           31,262,253                 0                  0
COLLATERALIZED MORTGAGE OBLIG.                   0           27,536,831                 0                  0
DOMESTIC EQUITY STOCKS                           0                    0        36,655,661                  0
INTERNATIONAL EQUITY STOCKS                      0                    0                 0                  0
PARTICIPANT LOANS                                0                    0                 0                  0
INTEREST & DIVIDENDS RECEIVABLE            402,013              363,825             3,332          3,734,305
EMPLOYER CONTRIBUTIONS RECEIVABLE                0                    0                 0          3,842,721
EMPLOYEE CONTRIBUTIONS RECEIVABLE           34,512              221,962           155,076                  0
REIMBURSEMENTS RECEIVABLE                        0                    4                 0                  0
                                       -----------          -----------       -----------       ------------
   TOTAL ASSETS                         24,602,316           64,376,084        36,814,069        243,733,291

    LIABILITIES
- --------------------------------
ACCRUED INTRA-FUND TRANSFERS                 7,368              114,748           (59,191)         7,951,503
LOAN PAYABLE                                     0                    0                 0        199,850,000
ACCRUED INTEREST EXPENSE                         0                    0                 0         19,985,000
                                       -----------          -----------       -----------       ------------
  TOTAL LIABILITIES                          7,368              114,748           (59,191)       227,786,503
                                       -----------          -----------       -----------       ------------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                      $24,594,948          $64,261,336       $36,873,260       $ 15,946,788
                                       ===========          ===========       ===========       ============


The accompanying notes are an integral part of these financial statements.

                                                                          -3-

/TABLE

                                                                                     OHIO EDISON SYSTEM SAVINGS PLAN
                                                                                     -------------------------------
                                                                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                           ---------------------------------------------------
                                                                                         As of December 31, 1993
                                                                                               (Continued)
                                        ESOP           INTERNATIONAL
                                     ALLOCATED            INDEX               LOAN
                                        FUND               FUND               FUND              PAYSOP             TOTAL
                                    ------------       -------------        ----------       ------------       ------------
        ASSETS
- --------------------------------
CASH/CASH EQUIVALENTS               $   676,369        $         0          $         0      $    229,423       $ 17,365,115
COMPANY COMMON STOCK                 16,886,061                  0                    0         4,201,647        269,941,650
GUARANTEED INSURANCE CONTRACTS                0                  0                    0                 0         31,262,253
COLLATERALIZED MORTGAGE OBLIG.                0                  0                    0                 0         27,536,831
DOMESTIC EQUITY STOCKS                        0                  0                    0                 0         36,655,661
INTERNATIONAL EQUITY STOCKS                   0          3,638,224                    0                 0          3,638,224
PARTICIPANT LOANS                             0                  0            4,377,055                 0          4,377,055
INTEREST & DIVIDENDS RECEIVABLE         280,480                 21                    0            52,602          4,836,578
EMPLOYER CONTRIBUTIONS REC.                   0                  0                    0                 0          3,842,721
EMPLOYEE CONTRIBUTIONS REC.                   0             31,092                    0                 0            442,642
REIMBURSEMENTS RECEIVABLE                     0                  0                    0               711                715
                                    -----------        -----------          -----------      ------------       ------------
   TOTAL ASSETS                      17,842,910          3,669,337            4,377,055         4,484,383        399,899,445


    LIABILITIES
- --------------------------------
ACCRUED INTRA-FUND TRANSFERS         (7,951,503)           (25,285)             (37,640)                0                  0
LOAN PAYABLE                                  0                  0                    0                 0        199,850,000
ACCRUED INTEREST EXPENSE                      0                 78                    0                 0         19,985,078
                                    -----------        -----------          -----------      ------------       ------------
  TOTAL LIABILITIES                  (7,951,503)           (25,207)             (37,640)                0        219,835,078
                                    -----------        -----------          -----------      ------------       ------------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS                   $25,794,413        $ 3,694,544          $ 4,414,695      $  4,484,383       $180,064,367
                                    ===========        ===========          ===========      ============       ============

                                                                          -4-

The accompanying notes are an integral part of these financial statements.
/TABLE

                                                                                     OHIO EDISON SYSTEM SAVINGS PLAN
                                                                                     -------------------------------
                                                                           STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                                                           ---------------------------------------------------
                                                                                         As of December 31, 1992

                                 COMPANY      CAPITAL                     ESOP        ESOP    INTERNATIONAL
                               COMMON STOCK PRESERVATION  S&P 500     UNALLOCATED   ALLOCATED     INDEX      PAYSOP
                                   FUND        FUND      INDEX FUND       FUND        FUND         FUND       FUND         TOTAL
                               ------------ ------------ ----------- ------------ ----------- ------------ ---------- -----------
        ASSETS
- ------------------------------
CASH/CASH EQUIVALENTS          $    60,558  $10,397,681  $         0 $ 11,991,324 $   226,390 $   21,757   $  238,555 $ 22,936,265
COMPANY COMMON STOCK            23,354,844            0            0  239,341,183   6,715,925          0    4,611,412  274,023,364
GUARANTEED INSURANCE CONTRACTS           0   28,995,582            0            0           0          0            0   28,995,582
COLLATERALIZED MORTGAGE OBLIG.           0   19,487,329            0            0           0          0            0   19,487,329
DOMESTIC EQUITY STOCKS                   0            0   32,969,924            0           0          0            0   32,969,924
INTERNATIONAL EQUITY STOCKS              0            0            0            0           0  1,773,277            0    1,773,277
INTEREST & DIVIDENDS RECEIVABLE    382,856      331,830        1,999    3,903,161     109,851         29       75,514    4,805,240
EMPLOYER CONTRIBUTIONS REC.              0            0            0    3,710,410           0          0            0    3,710,410
EMPLOYEE CONTRIBUTIONS REC.            212        1,157       (1,067)           0           0       (302)           0            0
REIMBURSEMENTS RECEIVABLE            2,306        3,400       16,106            0           0      4,979          393       27,184
                               -----------  -----------  ----------- ------------  ---------- ----------   ---------- ------------
  TOTAL ASSETS                  23,800,776   59,216,979   32,986,962  258,946,078   7,052,166  1,799,740    4,925,874  388,728,575

    LIABILITIES
- ------------------------------
ACCRUED INTRA-FUND TRANSFERS        24,072        4,694      (31,813)   8,537,728  (8,537,728)     3,047            0            0
AMOUNTS OWED FOR
  SECURITIES PURCHASED              28,985            0            0            0           0          0            0       28,985
LOAN PAYABLE                             0            0            0  199,850,000           0          0            0  199,850,000
ACCRUED INTEREST EXPENSE                 0            0            0   19,985,000           0         78       13,000   19,998,078
                               -----------  -----------  ----------- ------------ ----------- ----------   ---------- ------------
  TOTAL LIABILITIES                 53,057        4,694      (31,813) 228,372,728  (8,537,728)     3,125       13,000  219,877,063
                               -----------  -----------  ----------- ------------ ----------- ----------   ---------- ------------
NET ASSETS AVAILABLE FOR
    PLAN BENEFITS              $23,747,719  $59,212,285  $33,018,775 $ 30,573,350 $15,589,894 $1,796,615   $4,912,874 $168,851,512
                               ===========  ===========  =========== ============ =========== ==========   ========== ============


The accompanying notes are an integral part of these financial statements.

                                                                          -5-

                                           OHIO EDISON SYSTEM SAVINGS PLAN
                                           -------------------------------
                            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            --------------------------------------------------------------
                                           For the Year December 31, 1993
                                   COMPANY           CAPITAL                                ESOP
                                   COMMON          PRESERVATION          S&P 500         UNALLOCATED
                                  STOCK FUND          FUND             INDEX FUND           FUND
                                 -----------       ------------        -----------       ------------
EMPLOYEE CONTRIBUTIONS           $ 1,066,589       $ 7,333,794         $ 4,752,998       $          0
EMPLOYER CONTRIBUTIONS                     0                 0                   0          3,842,721
INTEREST INCOME                          792         4,237,648               1,342            218,673
DIVIDEND INCOME                    1,565,524                 0                   0         15,010,164
INTEREST EXPENSE                           0                 0                   0        (19,985,000)
PARTICIPANT LOAN FEES                 (1,280)          (47,267)            (17,234)                 0
EXCESS (DEFICIENCY) OF NET
PROCEEDS OVER MARKET VALUE
AT BEGINNING OF YEAR
  AGGREGATE PROCEEDS                 902,655                 0           3,369,788         11,345,761
  AGGREGATE COST                     862,126                 0           3,219,156         10,932,113
                                 -----------       -----------         -----------       ------------
   NET EXCESS                         40,529                 0             150,632            413,648

NET CHANGE IN UNREALIZED
APPRECIATION (DEPRECIATION)
ON SECURITIES                       (636,523)                0           3,180,364         (6,175,265)

DISTRIBUTIONS TO
PARTICIPANTS                      (1,260,786)       (3,499,750)         (2,026,658)                 0

NET INTRA PLAN TRANSFERS              72,384        (2,975,374)         (2,186,959)        (7,951,503)
                                 -----------       -----------         -----------       ------------

NET CHANGE IN PLAN EQUITY            847,229         5,049,051           3,854,485        (14,626,562)

NET ASSETS AVAILABLE FOR
PLAN BENEFITS - BEGINNING
OF YEAR                           23,747,719        59,212,285          33,018,775         30,573,350
                                 -----------       -----------         -----------       ------------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS - END OF YEAR      $24,594,948       $64,261,336         $36,873,260       $ 15,946,788
                                 ===========       ===========         ===========       ============

The accompanying notes are an integral part of these financial statements.

                                                                          -6-

                                       OHIO EDISON SYSTEM SAVINGS PLAN
                                       -------------------------------
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        --------------------------------------------------------------
                                       For the Year December 31, 1993
                                                 (Continued)
                                   ESOP           INTERNATIONAL
                                ALLOCATED            INDEX              LOAN             PAYSOP
                                   FUND               FUND              FUND              FUND               TOTAL
                                ----------        -------------       -----------       ------------       ------------
EMPLOYEE CONTRIBUTIONS          $         0       $   752,368         $         0       $          0       $ 13,905,749
EMPLOYER CONTRIBUTIONS                    0                 0                   0                  0          3,842,721
INTEREST INCOME                      10,251                32             199,577                 37          4,668,352
DIVIDEND INCOME                     950,455                 0                   0            285,356         17,811,499
INTEREST EXPENSE                          0                 0                   0                  0        (19,985,000)
PARTICIPANT LOAN FEES                     0            (1,550)                  0                  0            (67,331)
EXCESS (DEFICIENCY) OF NET
PROCEEDS OVER MARKET VALUE
AT BEGINNING OF YEAR
  AGGREGATE PROCEEDS                509,104         3,413,910                   0            358,771         19,899,989
  AGGREGATE COST                    483,912         2,938,307                   0            340,508         18,776,122
                                -----------       -----------         -----------       ------------       ------------
   NET EXCESS                        25,192           475,603                   0             18,263          1,123,867

NET CHANGE IN UNREALIZED
APPRECIATION (DEPRECIATION)
ON SECURITIES                     1,694,896           (55,651)                  0           (113,153)        (2,105,332)

DISTRIBUTIONS TO
PARTICIPANTS                       (427,778)         (147,704)                  0           (618,994)        (7,981,670)

NET INTRA PLAN TRANSFERS          7,951,503           874,831           4,215,118                  0                  0
                                -----------       -----------         -----------       ------------       ------------
NET CHANGE IN PLAN EQUITY        10,204,519         1,897,929           4,414,695           (428,491)        11,212,855

NET ASSETS AVAILABLE FOR
PLAN BENEFITS - BEGINNING
OF YEAR                          15,589,894         1,796,615                   0          4,912,874        168,851,512
                                -----------       -----------         -----------       ------------       ------------
NET ASSETS AVAILABLE FOR
PLAN BENEFITS - END OF YEAR     $25,794,413       $ 3,694,544         $ 4,414,695       $  4,484,383       $180,064,367
                                ===========       ===========         ===========       ============       ============

The accompanying notes are an integral part of these financial statements.

                                                                          -7-

                                     OHIO EDISON SYSTEM SAVINGS PLAN
                                     -------------------------------

                                      NOTES TO FINANCIAL STATEMENTS
                                      -----------------------------
                                       December 31, 1993 and 1992
                                       --------------------------


1.  Description of the Plan
    -----------------------
        The Ohio Edison System Savings Plan (the "Plan") provides eligible employees of Ohio Edison Company (the "Company") and its wholly-owned subsidiary, Pennsylvania Power Company ("Penn Power"), a mechanism through which they can save and invest part of their income on a tax deferred basis at regular intervals. Additionally, the Company and Penn Power (the "Companies") may match employee contributions with shares of Company common stock (see Note 4) held in the Employee Stock Ownership Plan ("ESOP"). Employees may invest their contributions in other investment options (the "Funds"). All contributions made to employees' accounts are fully and immediately vested in the Plan. The purpose of the Plan is to encourage employees to adopt a regular savings program and to provide additional security for retirement. The following is a brief description of the Plan and is provided for general information purposes only. Employees should refer to the Plan documents for more complete information.

        The Plan is a qualified profit-sharing plan under Section 401(a) of the Internal Revenue Code of 1954, as amended (the "Code"), and provides for salary reduction contributions under Section 401(k) of the Code. In general, plans established pursuant to Section 401(k) of the Code permit eligible employees to defer current Federal and, subject to applicable laws, state and local income taxes on the portion of their current compensation represented by the amount of the salary reduction elected. The amounts, as elected by the employees, are contributed to the Plan by the Companies through payroll deductions.

        The Plan is subject to Title I of the Employee Retirement Income Security Act of 1974 (ERISA) but not Title IV because it is an "individual account plan". Title I establishes reporting and disclosure requirements, minimum standards for participation, vesting and benefit accrual, prohibitions governing the conduct of fiduciaries and provides that ERISA preempts other federal, state and local statutes relating to employee benefits. The protective benefits of Title IV which relate to insuring pension benefits by the Pension Benefit Guaranty Corporation are not applicable to individual account plans.

        Every employee of the Companies is eligible to become a participant in the Plan, herein referred to as "employee" or "Member, when he or she has completed one year of service.

        Employees may participate in one or more of the Funds through deferral of compensation. The choice of investments (except the Companies' matching contributions, which are in the form of Company common stock) are the responsibility of the individual employee. Transfers between funds are the responsibility of the employee and may be made once every 90 days.

Securities in the ESOP Account
- ------------------------------
        The ESOP purchased a total of 10,654,114 shares of Company common stock from November 1990 to December 1991 for the purpose of funding the Company's matching contribution to the Plan.

        The Plan borrowed $200 million, referred to herein as the "ESOP Loan", at a rate of 10% from the Company to fund the purchase of the stock. The
ESOP Loan is collateralized by the unallocated Company common stock acquired with the proceeds of the ESOP Loan. The ESOP Loan is expected to be repaid by December 2005, with the first yearly principal payment taking place in 1998. Interest payments on the loan are made annually. Additionally, principal payments may be made sooner if additional shares of Company common stock are needed for distributions to Members.

ESOP Allocation
- ---------------
        Each Member's ESOP allocation will be computed at the end of each pay period based on the Company's matching contribution (see Note 4) and on the quoted market price of the Company common stock on that day.

        As principal and interest payments are made on the ESOP Loan, shares of the Company common stock are released from the ESOP Unallocated Fund and transferred to the ESOP Allocated Fund where they are made available for distribution to Members.

        During 1993 and 1992, respectively, 341,405 and 371,989 shares of Company common stock were allocated to Members. An additional allocation of 47,641 and 28,340 shares in 1993 and 1992, respectively, of Company common stock were made relative to reinvestments of dividends on the Company common stock. These shares were subsequently released from the ESOP Unallocated Fund in February, 1994 and 1993 when the Plan made interest payments of $19,985,000 in each year, which released 472,740 shares in each year to the ESOP Allocated Fund for distribution to Members.

        As of December 31, 1993 and 1992, the status of the Company common stock was as follows: 9,877,149 and 10,349,889, shares respectively, of Company common stock in the ESOP Unallocated Fund at market values of $224,705,140 and $239,341,183, respectively, and 742,244 and 290,418 shares, respectively, of Company common stock held in the ESOP Allocated Fund at market values of $16,886,061 and $6,715,925. The market value of the common stock is measured by the quoted market price.

PAYSOP
- ------
        A component of the Plan consists of a qualified payroll-based tax credit employee stock ownership plan (PAYSOP) under Section 401(a) and Section
501(a) of the Code.

        Under the Economic Recovery Tax Act of 1981, effective January 1, 1983, tax credits were based upon eligible employee compensation. The regulation permitted the Companies to contribute to the Trust a maximum of one-half of one percent of the aggregate compensation of eligible employees and claim a tax credit on its consolidated Federal income tax return equal to this amount. The amounts allocated to eligible employees were based upon the proportion of their wages and salaries (to a maximum of $100,000) to the wages and salaries of eligible employees for the year.

        The Tax Reform Act of 1986 eliminated the PAYSOP tax credit with respect to compensation earned in 1987 or later years. As a result, the Companies have not contributed to the PAYSOP after the 1986 contribution other than the reimbursement of PAYSOP administrative expenses.

        Dividends are paid annually to Members in the PAYSOP. The market value of the common stock in the PAYSOP is measured by the quoted market price.

2.  Summary of Accounting Policies
    ------------------------------
        The excess (deficiency) of net proceeds over market value under the Plan is recognized upon the sale of investments generally in connection with the termination or withdrawal from the Plan by Members. Unrealized appreciation or depreciation, equal to the difference between the cost and the market value of investments at the applicable valuation date, is recognized in determining the value of Member accounts. The excess (deficiency) of net proceeds over market value calculation methodology is based on the revalued cost of assets instead of historical cost. The revalued cost is the market value of an asset at the beginning of the Plan year or at the time of purchase during the year.

        The financial statements have been prepared on the accrual basis of accounting. The administrative expenses of the Plan are paid by the Companies.

3.  Plan Termination
    ----------------
        Although the Companies expect that the Plan will be permanent, the Companies reserve the right to discontinue or terminate the Plan at any time. If the Plan should be terminated, in whole or in part, Members will be entitled to withdraw the full value of their accounts, to the extent allowed by law.

4.  Contributions
    -------------
Employer Contributions
- ----------------------
        The Companies pay a matching contribution of 50% on the first 6% of compensation contributed by an employee. In addition, the Companies may designate a number of performance objectives and contribute an additional 5% for each objective achieved, up to a maximum of 25%. The Companies' contributions are always invested in Company common stock.

        The Companies' contributions have been pre-funded by the Company common stock held by the ESOP unallocated fund. These shares of Company common stock earn dividend income and are subject to unrealized appreciation and depreciation as the market value of the Company common stock fluctuates. The dividend income serves to pay the ESOP loan and related interest, which results in the release of shares to the ESOP allocated fund as the Companies' matching contribution. To the extent dividend income is not sufficient to pay the ESOP loan and interest, the Companies will contribute cash which is reflected as employer contributions in the statement of changes in net assets available for plan benefits.

Employee Contributions
- ----------------------
        Employees may invest between 1% and 12% of their salary in the Plan. Employee contributions may be made on a before-tax and/or after-tax basis. Under the before-tax option, deposits are deducted from currently taxable income but are taxable when they are withdrawn from the Plan. The Tax Reform Act of 1986 limits the maximum annual before-tax contribution to $8,994 and $8,728 for 1993 and 1992, respectively. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions (see Note 7).

        Employees may make rollover contributions to the Plan of funds held in other tax-qualified plans which the employee was a member of prior to becoming employed by the Companies. The rollover contributions must be the result of a qualified total distribution from another tax-qualified plan and must be contributed to the Plan within 60 days after distribution to the employee.

        Both employer and employee contributions under the Plan are held in a trust fund (Trust) with an independent trustee (State Street Bank & Trust Company). Employees may choose to invest their contributions in Funds A, B, C or D (see Note 6) which are offered by the Plan. A loan option has been added in 1993 (Fund E).

5.  Reconciliation to Form 5500
    ---------------------------
        At December 31, 1993, the Plan has received applications for withdrawals in the amount of $122,649 which were not paid at year end. Pursuant to recent professional guidance, no payable has been recorded in the statement of net assets available for plan benefits at year end. However, the Department of Labor requires From 5500 to include these pending withdrawals as liabilities.

6.  Descriptions of Funds
    ---------------------
        The following is a brief description of the Funds currently available to Members at December 31, 1993:

        Fund A - S&P 500 Index Fund: This Fund is a common/collective trust investing in the S&P 500 stocks. The objective of this Fund is the growth of capital through both appreciation and investment income. The market value of the S&P 500 Index Fund is based on the market value per share determined by the Trustee.

        Fund B - Capital Preservation Fund: This Fund consists primarily of guaranteed fixed income contracts issued by insurance companies and banks, and short-term money market instruments. These contracts guarantee interest for a fixed period and the principal amount of all investments. The market value of the Capital Preservation Fund is measured at the contract value as determined by the insurers and banks.

        Fund C - International Index Fund: This Fund consists of foreign currencies designed to produce returns similar to those of the Morgan Stanley Capital International Europe, Australia, Far East (MSCI EAFE) Index. The objective of the Fund is the growth of capital through appreciation. The market value of the International Index Fund is measured at the market value per share determined by the Trustee.

        Fund D - Company Common Stock Fund: This Fund consists entirely of shares in Ohio Edison Company common stock. The Fund provides an opportunity for employees to increase their common ownership stake in the Company. The objective for this Fund is the growth of capital through both appreciation and current income. The fund also holds the pre-ESOP Company matching contribution in Company common stock. The common stock is purchased by the Trustee on the open market. The market value of the common stock is measured by the quoted market price.

        Fund E - Loan Fund: Effective January 1, 1993, the Savings Plan allows participants to borrow from their before-tax account for certain approved purposes. When loans are made, they are recorded as interfund transfers.
The repayments of principal and interest are credited to the participants' account balances within the respective funds. The employee repays the loan and all related interest through payroll deductions.

        Participants may borrow up to 50 percent of their total account balance or 100 percent of their before-tax account, whichever is less. The interest rate charged is based on the prime rate plus 1 percent. They may have up to two loans outstanding at one time. The minimum loan amount is $1,000 and must be repaid between 6 and 60 months. If the loan is for the purchase of a principal residence, the loan repayment period can be extended to 15 years. The maximum loan amount is $50,000.

7.  Tax Considerations
    ------------------
        The Plan received a determination letter from the Internal Revenue Service ("IRS") dated September 3, 1986 regarding amendments through October 18, 1985 that the Plan is qualified under the appropriate sections of the Code. Although the IRS has not yet issued a revised determination letter, the Savings Plan Committee and in-house counsel believe that the amended Ohio Edison System Savings Plan continues to qualify under Sections 401(a) and 40l(k) and therefore continues to be tax-exempt.

        The Plan is exempt from Federal, state and local income taxes. The Federal, state and local income tax treatments of distributions from the Plan depend upon when they are made and their form. The withdrawal of the principal amount of a Member's after-tax contribution is not, however, subject to tax. For tax years beginning after December 31, 1986, the Tax Reform Act of 1986 requires that an additional tax of 10% be applied to employee withdrawals from the Plan prior to death, disability, attainment of age 59-1/2, or under certain other limited circumstances.

        In the case of withdrawals by a Member employed by the Companies prior to the attainment of age 59-1/2, the excess of the value of the withdrawal over the total amount of the Member's after-tax contributions, is taxable at ordinary income tax rates. The value of the Company common stock withdrawn is considered to be its fair market value on the date it is withdrawn.

        In the case of a distribution that qualifies as a lump-sum distribution upon a Member's termination of employment with either of the Companies or after attaining the age of 59-1/2, only the excess of the value of the lump sum distribution over the amount of the Member's after-tax contributions to the Plan (less withdrawals) is taxable at ordinary income tax rates. In determining the value of the lump-sum distribution, the Company common stock distributed shall be valued at its original cost to the Trustee.

                                             Ohio Edison Company
                                               EIN 34-0437786
                                                   PN #002

                                       OHIO EDISON SYSTEM SAVINGS PLAN

                         Item 27a - Schedule of Assets Held for Investment Purposes
                                           As of December 31, 1993

                                                Description                                      Market
        Identity of Issue                        Maturity                          Cost          Value
- --------------------------------            ----------------------              ----------     ----------
State Street High Yield STIF Fund           Money Market Fund                         5,381          5,381
State Street Yield Plus Fund                Money Market Fund                     3,626,020      3,626,020
State Street STIF Fund                      Money Market Fund                    12,368,526     13,733,714
                                                                                                ----------
                                               Total Cash & Cash Equivalents                    17,365,115
                                                                                                ==========

ESOP Unallocated Fund                       OEC Common Stock                    185,416,979    224,705,140

ESOP Allocated Fund                         OEC Common Stock                     13,932,379     16,886,061

PAYSOP Fund                                 OEC Common Stock                      3,082,016      4,201,647

Company Stock Fund                          OEC Common Stock                     20,585,144     24,148,802

International Index Fund                    International Index Future            3,691,940      3,638,224
                                            (Common/Collective Trust)

S&P 500 Index Fund                          S&P 500 Stocks                       29,127,890     36,655,661
                                            (Common/Collective Trust)

Capital Preservation Fund
  FHMA, 7.5%                                CMO, 07-15-14                           603,170        603,170
  FHMA, 7.0%                                CMO, 11-15-14                         2,006,041      2,006,041
  FHMA, 7.5%                                CMO, 03-15-15                         2,520,645      2,520,645
  FHMA, 5.5%                                CMO, 04-15-13                         1,991,174      1,991,174
  FHMA, 6.5%                                CMO, 06-15-04                         1,973,759      1,973,759
  FNMA, 6.0%                                CMO, 02-15-19                         5,023,959      5,023,959
  FNMA, 5.75%                               CMO, 07-25-06                         2,513,902      2,513,903
  FNMA, 7.0%                                CMO, 02-25-15                         2,020,800      2,020,800
  FNMA, 6.75%                               CMO, 02-25-15                         1,947,011      1,947,011
  FNMA, 6.0%                                CMO, 09-25-12                         1,999,381      1,999,381
  FNMA, 6.0%                                CMO, 09-25-14                         4,936,988      4,936,988
  Aetna Life, 5.30%                         GIC, 09-15-99                         2,021,622      2,021,622
  Canada Life, 9.04%                        GIC, 06-30-94                         1,622,083      1,622,083
  Hartford Life, 9.36%                      GIC, 03-01-96                         1,336,096      1,336,096
  Hartford Life, 9.51%                      GIC, 06-20-95                         1,381,351      1,381,351
  Hartford Life, 9.21%                      GIC, 01-15-96                         1,317,071      1,317,071
  Lincoln National, 5.64%                   GIC, 11-15-99                         2,500,000      2,500,000
  Metropolitan Life, 8.75%                  GIC, 10-15-96                           215,807        215,807
  Metropolitan Life, 8.25%                  GIC, 12-31-98                         1,004,991      1,004,991
  Metropolitan Life, 8.5%                   GIC, 04-15-96                           212,156        212,156
  Metropolitan Life, 8.05%                  GIC, 12-31-98                           985,100        985,100
  Metropolitan Life, 8.6%                   GIC, 04-14-95                         2,761,276      2,761,276
  Metropolitan Life, 8.6%                   GIC, 04-14-95                         4,141,915      4,141,915
  New York Life, 9.15%                      GAC, 10-02-95                         1,380,418      1,380,418
  New York Life, 8.40%                      GIC, 04-22-96                         2,102,641      2,102,641
  New York Life, 9.15%                      GIC, 10-02-95                         2,070,627      2,070,627
  Peoples Security, 9.1%                    GIC, 07-20-96                         1,027,330      1,027,330
  Peoples Security, 7.58%                   GIC, 04-30-93                           327,291        327,291
  Peoples Security, 6.79%                   GIC, 12-31-99                         1,199,894      1,199,894
  Travelers, 9.02%                          GIC, 03-31-95                         1,112,584      1,112,584
  Travelers, 8.6%                           GIC, 11-15-96                         1,257,019      1,257,019
  Travelers, 9.0%                           GIC, 05-15-96                         1,284,981      1,284,981
                                                                                               -----------
                                              Total Capital Preservation Fund                   58,799,084
                                                                                               ===========

                                                  -14-
/TABLE

                                             Ohio Edison Company
                                               EIN 34-0437786
                                                   PN #002

                                       OHIO EDISON SYSTEM SAVINGS PLAN

                               Item 27d - Schedule of Reportable Transactions
                                    For the Year Ended December 31, 1993

   Descriptions             Number of       Total          No. of                       Total
        of                  Purchase       Value of        Sales         Selling       Cost of
      Assets               Transactions    Purchase     Transactions      Price      Assets Sold  Gain/(Loss)
- ----------------------     ------------   -----------   ------------   -----------   -----------  -----------
State Street STIF Fund         256        $35,113,517       189        $37,661,802   $37,661,802    $     0



























                                    -15-

Exhibit A



The Savings Plan Committee of
  Ohio Edison System Savings Plan


We consent to the incorporation by reference in the Company's previously filed
Registration Statements (File Nos. 33-49135, 33-49259, 33-49413 and 33-51139) of
our report dated June 16, 1994, on the audit of the Ohio Edison System Savings
Plan as of December 31, 1993 and for the year then ended which report is included in this Annual Report on Form 11-K of Ohio Edison.



                                          COOPERS & LYBRAND

Cleveland, Ohio
June 16, 1994




                                                  SIGNATURE


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee, the administrator of the Ohio Edison System Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          OHIO EDISON SYSTEM
                                          SAVINGS PLAN


   June 17, 1994
- -------------------
Date
                                          By: /s/ James A. Bowers
                                              -------------------
                                              James A. Bowers
                                              Chairman
                                              Savings Plan Committee



